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                                                                    EXHIBIT 99.1

                            N E W S   R E L E A S E
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FOR IMMEDIATE RELEASE                         CONTACT:   WILLIAM CARL DREW
                                                         CHIEF FINANCIAL OFFICER
                                                         (305) 670-7696


            POLLO TROPICAL RECEIVES GOING PRIVATE BUYOUT OFFER FROM
                       MANAGEMENT GROUP LED BY CO-FOUNDER


MIAMI, Fla. (Mar. 13, 1998) - Pollo Tropical, Inc., (Nasdaq/NM:POYO) today announced that its Board of Directors received a proposal from Larry J. Harris, the co-founder and Chief Executive Officer of the Company, for the merger of the Company pursuant to which the public shareholders of the Company would receive $10.00 per share in cash.

     The Company also announced that its Board of Directors has established a special committee to evaluate and consider the offer and has authorized the committee to engage financial and legal advisors. The proposed merger is subject, among other things, to (i) the execution of a definitive merger agreement containing customary terms, (ii) approval of the transaction by the special committee, the board of directors and the Company's shareholders, (iii) the receipt of satisfactory financing for the transaction, and (iv) compliance with all applicable regulatory and governmental requirements. Accordingly, there can be no assurance that the proposed merger will be consummated.

     The group stated in its proposal that it had engaged Wheat First Union to advise it with respect to the transaction.

     Pollo Tropical, Inc., headquartered in Miami, owns and operates 36, and franchises 17, quick-service restaurants featuring grilled fresh chicken marinated in a proprietary blend of tropical fruit juices and spices and authentic "made from scratch" side dishes served in an inviting tropical setting.


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